December 1, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed May 1, 2014
File No. 001-13358

Dear Ms. Jenkins,

On behalf of Viña Concha y Toro S.A. (“Concha y Toro”, “we” or the “Company”), we transmit for your review this letter with the Company’s responses the Securities and Exchange Commission (the “Commission”) Staff comments, received in the letter dated November 5, 2014 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F (“Form 20-F”) for Fiscal Year ended December 31, 2013 and filed with the Commission on May 1, 2014. This letter is keyed to the headings and comment numbers contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and followed by the Company’s response.

Form 20-F for the Year ended December 31, 2013

Note 2. Basis of Preparation and Presentation of the Financial Statements, page F-15

2.23 Revenue and Expense Recognition, page F-32

1.	We note your new disclosure in fiscal 2013 indicating that you recognize revenue from certain product sales when ownership and risk are transferred to the buyer although delivery is postponed in accordance with the buyer’s will. Please advise us of the following:

First of all, we would like to note that with respect to the situation in question, to which we answer in full in the following paragraphs, we estimate that an amendment to the financial statements included in form 20F for fiscal year ending on December 31, 2013, is not necessary. As will be shown in the answers provided below, this situation does not affect the presentation of the Company’s audited financial statements. Sales for which delivery is postponed are not material and have not been historically in any previous year.

The disclosure included in note 2.23 of FY 2013 statements, regarding the recognition of revenue from sales of finished products when ownership and risk are transferred to the buyer, even if product delivery is delayed in accordance with the buyer’s will, is made in order to better disclose in FY 2013 on a standard Company sales policy that has been in place for several years.

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The reason for an improvement in disclosure in note 2.23 of 20F for FY ended December 31, 2013 is to make explicit a normal Company sales policy regarding “bill-and-hold transactions” (called “facturación sin entrega” in Spanish).

According to above, it is not the case that the disclosure represents a new type of sales or part of the company’s revenue recognition policy, as bill-and-hold sales transactions (or invoiced sales with delayed product delivery) have been a regular type of sales revenue recognition policy used by the Company for several years.

•	Further explain to us the nature and significance of your fiscal 2013 bill-and-hold transactions, including the type of products that are subject to such arrangements, the amount of related net receivables as of December 31, 2013 and whether any storage or insurance fees are charged to customers while the Company holds the underlying products;

Bill-and-hold sales, in which the buyer acquires the titles or rights to the products purchased and accepts the corresponding bill, are made by the Company’s subsidiary Comercial Peumo Ltda. and correspond to sales of finished products that are billed to the client with all taxes included, i.e. VAT (value-added tax) and IABA (“Impuesto Adicional a las Bebidas Alcohólicas” or Additional Tax on Alcoholic Beverages). The cost of sale of sold products is deducted from the Company’s inventory accounts and the revenue value to be collected from the sale is recorded as an accounts receivable in the short term. The net earnings generated from the sale are included in the tax provision as of December 31 of each year and subject to Chile’s first category income tax.

The Company does not charge storage or insurance fees to its clients as the sold products are available to the client; products are identified and held ready for delivery to the buyer from the moment the sale is recognized. The Company has no responsibility or any further rights related to these sold products.

The amount of bill-and-hold sales totaled Ch$1,520,000,000 (US$2,897,000) as of December 31, 2013 and represented 0.3% of total consolidated revenue for the year 2013. Again, the Company confirms that the bill-and-hold sales are not material to the Company for the year 2013 or in previous fiscal years.

•	Tell us whether you entered into similar transactions in prior fiscal years or if you first began to enter into such transactions in fiscal 2013;

As stated in the answer to Comment 1 above, this type of sales transactions has been a regular sales policy of the Company for several years. Including this type of sale explicitly in note 2.23 had the aim of providing a detailed description of all types of sales transactions carried out by the Company regardless of their nature.

•	Explain to us in sufficient detail how your bill-and-hold transactions meet all of the revenue recognition requirements in paragraph 14 of IAS 18 and paragraph 1 of the appendix to IAS 18; and

Regarding compliance of paragraph 14 of IAS 18, we note that the Company considers the following factors when determining the possibility of revenue recognition from bill-and-hold transactions:

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a)	The company transfers to the buyer the risks and rewards of ownership of goods when the buyer accepts the specific conditions of an agreement for the type of product purchased, quantity, price, delivery postponed and shipping terms to destination.

b)	The responsibility for the sold and invoiced products is the buyer, not of the Company, in according with the paragraph (a), and also the products have been deducted from the Company’s inventories. The possibility of effecting changes of purchased products under this sales modality is the same as with that of any other type of sales transaction between the Company and its clients, that is, regardless of the type of sale (cash, installments, bill-and-hold).

c)	The amount of sales revenue recognized corresponds to the sales prices and values agreed with buyer on the billing date. These are based on the purchase amounts agreed to between the Company and buyer.

d)	A sale carried out and billed under the terms of the bill-and-hold sales modality represents an account receivable, as for the Company the sale is an economic benefit to be received and must be represented as an asset. These transactions are based on certain clients’ credit worthiness, that is, there is a process of accepting clients for this sales modality based on their payment history.

e)	Transaction costs are recognized at the time of sale and billing in the income statement of the fiscal year in which the billing is done. No further or additional costs, with respect to the values billed in the transaction up to the delivery date of sold products, are generated that are responsibility of the Company.

With regard to paragraph 1 of the appendix to IAS 18 we can state the following:

The type of transaction described in the answer to second Comment is classified as a bill-and-hold transaction and is analyzed in connection with paragraph 1 of the appendix.

a)	Delivery of finished products is considered probable, based on historical experiences (delivery terms) obtained in previous years from these customers.

b)	Products sold and billed have been identified as such and deducted from Company’s product inventories. They are finished products that have been set apart and are available for delivery to the buyer.

c)	The bill (or invoice) issued by the Company and sent to the buyer means the sale has materialized, as there is an agreement between the buyer and the seller regarding the quantity and price of the product purchased.

d)	Bill-and-hold types of sales have the same conditions as other types of sales in terms of payment period of the sales value stated in the invoice.
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•	Confirm to us, if true, that the bill-and-hold transactions were for finished products that were ready for delivery at the point of revenue recognition, and not for products that were still in the wine production process. Also tell us whether the underlying products have since been delivered in fiscal 2014.

Sales named bill-and-hold transactions are sales of finished products and not of products still in the wine production process.

All products that were billed in this way and recognized as sales revenue in 2013, were delivered to clients in fiscal year 2014.

Again, we appreciate your comments and we hope that our responses to your questions are satisfactory.

As requested by the Commission in the Comment Letter, I acknowledge, on behalf of the Company, the following:

a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses to the comments or any other matters, please call at (56-2) 2476-5768.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.
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